

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

<u>Via E-mail</u>
Mr. Michael R. Dunn
Chief Executive Officer
FITT Highway Products, Inc.
P.O. Box 4709
Mission Viejo, CA 92690

   Re: FITT Highway Products, Inc.
     Amendment No. 1 to Schedule 14C
     Filed July 22, 2013
     File No. 000-33519

Dear Mr. Dunn:

  We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We reissue comment 1 of our letter dated July 15, 2013. Notwithstanding the revised disclosure concerning the purpose of the future shareholders meeting, your Schedule 14C states that shareholders have acted by written consent to approve entry into a merger and reorganization agreement. See Item 1 of Schedule 14C regarding the required information based on what would be applicable at the meeting if proxies were to be solicited. Also, we note the statement on page 2 that the merger agreement "is incorporated by reference herein." Please note that you do not appear to be eligible to incorporate by reference. Please refer to Item 14(e) of Schedule 14A for guidance.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Shaz Niazi at (202) 551-3121 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director